Portman Ridge Finance Corporation

650 Madison Avenue, 23rd Floor

New York, New York 10022

February 25, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering December 11, 2019 to April 1, 2020 for Portman Ridge Finance Corporation (814-00735)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to Portman Ridge Finance Corporation (the “Company”). Please note the following for the Securities and Exchange Commission’s records:

a.

A copy of an amendment (Rider No. 33) to the Company’s executed fidelity bond previously filed via EDGAR on January 7, 2019 (the “Fidelity Bond”) is enclosed as Exhibit 1, reflecting the extension of the period of the Fidelity Bond to April 1, 2020;

b.	A copy of an amendment (Rider No. 32) to the Fidelity Bond is enclosed as Exhibit 2, reflecting the prior change in the Company’s name and principal address;

c.

Attached as Exhibit 3 is an officer’s certificate certifying the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not “interested persons” of the Company as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the extension of the Fidelity Bond and the portion of the additional premium paid by the Company;

d.	The extension of the Fidelity Bond will cover the period from December 11, 2019 to April 1, 2020; and

e.	The premium has been paid for the extension period from December 11, 2019 to April 1, 2020.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Edward U. Gilpin
Edward U. Gilpin
Secretary

Exhibit 1

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
33	12:01 a.m. on December 11, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	RNN627299/01/2018	$3,376

AMEND BOND PERIOD RIDER

It is agreed that the Bond Period set forth on the Declarations is deleted and replaced with the following:

Bond Period:	from 12:01 a.m. on December 11, 2018 to 12:01 a.m. on April 01, 2020 standard time.

                                                   (Month, Day Year)                                      (Month, Day, Year)

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America FI 1061 (11-16)	Page 1 of 1

Exhibit 2

RIDER No. 32

To be attached to and form part of Bond No. 14, RNN627299/01/2018 in favor of KCAP Financial, Inc.

It is agreed that:

1.	The Underwriter gives its consent to the change of the Name or Principal Address of the Insured from

KCAP Financial, Inc.

295 Madison Avenue, 6th Floor

New York, NY 10017

to

Portman Ridge Finance Corporation

650 Madison Avenue, 23rd Floor

New York, NY 10022

PROVIDED, however, that the liability of the Underwriter under the attached bond and under the attached bond as changed by this rider shall not be cumulative.

2.	This rider is effective as of noon on April 1, 2019

Accepted:	Portman Ridge Finance Corporation

Insert new name of Insured.

By:

Title

KCAP Financial, Inc.

Insert old name of Insured, if name changed

By:

Title

CHANGE OF NAME OR ADDRESS RIDER

FOR USE WITH ALL FORMS OF STANDARD BONDS, CONSENT TO THE

CHANGE IN NAME OR ADDRESS OF THE INSURED.

REVISED TO MAY, 1957.

SR 5151a	Page 1 of 1

Exhibit 3

Certificate of Secretary

The undersigned, Edward U. Gilpin, Secretary of Portman Ridge Finance Corporation, a Maryland corporation (the “Company”), does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of an amendment extending the period to April 1, 2020 of the Company’s fidelity bond (the “Fidelity Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, has custody of the corporate records of the Company and is a proper officer to make this certification.

3.

Attached hereto as Annex A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not “interested persons” of the Company, as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the extension of the Fidelity Bond and the portion of the additional premium paid by the Company.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 25th day of February, 2020.

/s/ Edward U. Gilpin
Edward U. Gilpin
Secretary
Portman Ridge Finance Corporation

Annex A

Approval of Extension to Insured Fidelity and Related Bond

RESOLVED, that the Board of Directors of the Company (the “Board”), including a majority of the directors of the Company who are not “interested persons” of the Company (“Independent Directors”), as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby approves the extension to April 1, 2020 of the period of the Company’s current fidelity bond, having coverage that complies with Rule 17g-1 under the 1940 Act and issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and it is

RESOLVED, that the amendment to the fidelity bond extending the bond’s period to April 1, 2020, in substantially the form presented at this meeting, be, and the same hereby is, approved and ratified by the Board, including a majority of the Independent Directors, after consideration of all factors deemed relevant by the Board and the Independent Directors, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the additional premium of such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio; and it is

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to enter into said amendment to the fidelity bond in substantially the form presented at this meeting; and it is

RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

RESOLVED, that the authorized persons of the Company be, and each of them hereby is, authorized and empowered, in the name of and on behalf of the Company, to do and perform, or cause to be done and performed, any and all such acts, deeds and things, to make, execute and deliver, or cause to be made, executed and delivered, any and all instruments, certificates, documents and agreements and to take any and all actions as may be necessary or in their opinion desirable to carry into effect the intent and purpose of the foregoing resolutions and the transactions contemplated thereby; and the execution by such authorized persons of any such agreement, undertaking, document, instrument or certificate or the payment of any such fees and expenses or the engagement of such persons or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefor and the approval and ratification of the agreements, undertakings, documents, instruments or certificates so executed, the expenses so paid and the actions so taken; and it is

FURTHER RESOLVED, that all actions previously taken by the officers and directors of the Company, or any of them, in connection with the foregoing resolutions through the date hereof are hereby adopted, ratified, confirmed and approved in all respects; and it is

FURTHER RESOLVED, that this Action by Written Consent of the Board may be executed by facsimile or electronic transmission in any number of counterparts, each counterpart to constitute an original and the counterparts together to constitute one and the same Action by Written Consent of the Board.